April 17, 2006
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington D.C. 20549
Attention: Jeffrey Reidler

Re:	AssuranceAmerica Corporation
Preliminary Proxy Statement
Filed March 31, 2006
Ladies and Gentlemen:
     We are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated April 7, 2006 (the “Comment Letter”), relating to the above-referenced Preliminary Proxy Statement filed on March 31, 2006 (the “Preliminary Proxy Statement”).
     The comment and response set forth below are keyed to the comment and the heading used in the Comment Letter. As discussed verbally with the Staff, we are making our response supplementary to our Definitive Proxy Statement filed on April 11, 2006.
     We advise you as follows:
Proposal 2. Approval of increase in number of authorized shares of common stock
     Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of authorized shares.
     Response: We do not have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of authorized shares.

U.S. Securities and Exchange Commission
April 17, 2006

     We hope that the above response will be acceptable to the Staff. If you have any questions regarding the foregoing, kindly contact the undersigned at (770) 952-0200 x259. Thank you for your time and attention.

Very truly yours, AssuranceAmerica Corporation
By:	/s/ Mark H. Hain
Mark H. Hain, Esq., General Counsel